Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Qi Deng	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888	Phone: +1-310-528-3031
Email: dengqi@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.acorninternationalir.com	www.compassinvestorrelations.com

FOR IMMEDIATE RELEASE

Acorn International Announces Resignation of a Director

SHANGHAI, China, June 24, 2016 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”) today announced that Mr. William Liang has resigned from the Company’s board of directors due to personal reasons, effective June 24, 2016. Mr. Liang confirmed that there is no disagreement between him and the Company. Mr. Liang also served on the audit committee, compensation committee, and corporate governance and nominating committee of the Company as a member of each committee.

About Acorn International, Inc.

Acorn is a marketing and branding company in China with a proven track record of developing, promoting and selling a diverse portfolio of proprietary- branded products, as well as well-established and promising new products from third parties. Its business is currently comprised of two main divisions, its direct sales platforms and its nationwide distribution network. For more information visit www.acorninternationalir.com.

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